November 14, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Myra Moosariparambil
Craig Arakawa
Irene Barberena-Meissner
Kevin Dougherty

Re:	Webus International Ltd.
Amendment No. 8 to Registration Statement on Form F-1
Filed October 21, 2024
File No. 333-269684

Ladies and Gentlemen,

On behalf of our client, Webus International Ltd. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated November 6, 2024, relating to the above referenced Registration Statement on Form F-1 (“Registration Statement”). The Company is concurrently submitting the Amendment No. 9 to the Registration Statement on Form F-1 (the “Amendment No. 9”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety in bold, followed by the corresponding responses from the Company. Except for any page references appearing in the headings or the Staff’s comments (which are references to the Registration Statement), all page references herein correspond to the page of the Amendment. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the Amendment.

Amendment No. 8 to Registration Statement on Form F-1

Item 9. Undertakings, page II-2

1. Please revise your registration statement to include the undertakings required by Item 512(a).

Response: In response to the Staff’s comment, the Company has revised the Amendment No.9 to include the undertakings required by Item 512(a).

General

2. We note your disclosure on page Alt-2 that your selling shareholders may sell their securities by any method permitted pursuant to applicable law. Please confirm your understanding that the retention by a selling shareholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to the undertaking required by Item 512(a)(1)(iii) of Regulation SK.

Response: The Company confirms that it will file the post-effective amendment as required by Item 512(a)(1)(iii) of Regulation SK if there is a material change to the plan of distribution, including when a selling shareholder retains an underwriter.

We thank the Staff for its review of the foregoing. If you have any questions regarding this matter, please do not hesitate to contact Fang Liu at VCL Law LLP at fliu@vcllegal.com or by telephone at (703) 919-7285.

Very truly yours,

/s/ Fang Liu
Fang Liu, Esq.
VCL Law LLP

cc:	Nan Zheng, Chief Executive Officer of Webus International Ltd.